Exhibit 99.1

NYSE, TSX: NTR	News Release

October 5, 2026

Nutrien Provides Update on Trinidad Nitrogen Operations

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today that it will indefinitely shut down its Trinidad Nitrogen operations at the Point Lisas Facility following an extensive review of strategic alternatives and engagement with relevant stakeholders. Due to ongoing natural gas constraints and uncertainty, this was determined to be the optimal path to enhance free cash flow and return on invested capital.

Nutrien previously implemented a controlled shutdown of the facility on October 23, 2025, in response to port access restrictions and a lack of reliable and economic natural gas supply that reduced the free cash flow contribution of the Trinidad Nitrogen operations over an extended period of time.

“We greatly appreciate the contributions and dedication of our Trinidad team and are committed to managing the transition responsibly and safely,” said Dean Perkins, Senior Vice President, Upstream, Nitrogen and Proprietary Product Operations.

There will be no impact to Nutrien’s 2026 Nitrogen sales volume guidance as the company assumed no production from its Trinidad Nitrogen operations. Nutrien remains well positioned to meet customer demand for nitrogen and grow volumes from its North American Nitrogen assets through reliability improvements and low-cost debottleneck projects.

About Nutrien

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our business across the ag value chain and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

FOR FURTHER INFORMATION:

Investor Contact

Jeff Holzman

Senior Vice President, Investor Relations and FP&A

(306) 933 8545 – investors@nutrien.com

Media Contact

Simon Scott

Vice President, Global Communications

(403) 225 7213 – media@nutrien.com

Contact us at: www.nutrien.com